Liquid Media retains marketing firm North Equities

LOS ANGELES, Jan. 26, 2022 -- Liquid Media Group Ltd. (“the Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the engagement of North Equities Corp. (“North Equities”), a Toronto based marketing firm, to facilitate increased social media growth and investor engagement on behalf of the Company.

The Company has agreed to compensate North Equities fifty thousand dollars (plus GST) for services provided over a 3 month term, starting January 20, 2022, renewable for an additional term of three months at the same rate. Liquid Media and North Equities are considered arm’s lengths parties and, to the knowledge of the Company, neither North Equities nor its principals have any present equity interest in the Company’s securities, directly or indirectly, or any right to acquire any equity interest.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co

Further information:

Primoris Group Inc.
+1 (416) 489-0092
pg@liquidmediagroup.co

Media requests:

Investor / Business
Adam Bello
Media & Analyst Relations Manager
Primoris Group Inc.
+1 (416) 489-0092 x 226
media@primorisgroup.com

Industry
Jane Owen
Jane Owen PR
+1 (323) 819-1122
jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.